Exhibit 99.1

Syneron(TM) Technology to Be Featured in Six Presentations During the 2008 American Society for Laser Medicine and Surgery Conference

Top Physicians and Academics to Highlight Results of elos-Based Treatments, Including ReFirme(TM), Matrix IR(TM) and VelaShape(TM)

YOKNEAM, ISRAEL--(Marketwire - March 31, 2008) - Syneron Medical Ltd.™(NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced that six presenters, physicians and academics, will be speaking about Syneron's non-invasive medical aesthetic devices during the annual conference of the American Society for Laser Medicine and Surgery (ASLMS) in Kissimmee, Fla., on April 2-6.

Presentations will feature results of clinical studies revealing the safety and efficacy of Syneron's elos-based devices when used in such treatments as skin tightening with ReFirme™, wrinkle reduction with Matrix IR™ and cellulite reduction and circumferential reduction with VelaShape™.

The presentations in which Syneron's products will be discussed are as follows:

--	Ann Chapas, MD, Laser & Skin Surgery Center of New York; Assistant Professor of Dermatology, New York University School of Medicine, "Noninvasive Body Shaping," April 3, 2008, 8 a.m. - 12 p.m.

--	Macrene Alexiades-Armenakas, MD, Ph.D., Yale University School of Medicine, "My Approach to Skin Tightening Technologies," April 3, 2008, 12:15 - 1:15 p.m.

--	Henry Chan, MD, University of Hong Kong, "Laser and Light Source Hair Removal," April 3, 2008, 1:30 - 5:30 p.m.

--
Amy Taub, MD, Medical Director and Founder of Advanced Dermatology, Skinfo and SKINQRI; Assistant Clinical Professor, Northwestern University Medical School, "Cellulite Reduction, Shaping and Contouring," April 3, 2008, 2:48 - 2:53 p.m.

--
Neil Sadick, MD, FAAD, FAACS, FACP, FACPh, Sadick Dermatology; Clinical Professor of Dermatology, Weill Cornell Medical College, "Emerging Technologies in Cutaneous Medicine," April 5, 2008, 8:42 - 8:57 a.m.

--	Zvi Malik, Ph.D., Bar-Ilan University, "Stimulation of Skin Cells by Pulsed Light and Radiofrequency Energies and ALA," April 5, 2008, 1:45 - 1:55 p.m.

"Syneron's inclusion in multiple presentations by the nation's leading physician experts in non-invasive aesthetic procedures confirms the impressive results seen with the array of treatment offerings that our devices provide," said Syneron CEO, Doron Gerstel.

Demonstrations of Syneron's extensive product line, the latest clinical research on new treatments, and physician partners will be available during ASLMS at the Syneron booth, number 219.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos, Matrix RF, Matrix IR, eLight, eLaser, eMax, Vela, and VelaShape are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

For more information, please contact:

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com

Elin Nozewski
Airfoil PR for Syneron
248.304.1412
email: nozewski@airfoilpr.com